# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bilibili Inc., CIK 0001723690
CUSIP: G10970112
Title of class of securities: Class Z ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 17TH FLOOR, BUILDING 3, GUOZHENG CENTER, NO. 485 ZHENGLI ROAD, YANGPU DISTRICT, SHANGHAI, China (F4), 200433
Date of event which requires filing of this statement: 09/26/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-006500
Filed by CIK 0001765539

## Reporting persons
- XU Yi: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 25,512,208; shared voting power 0; sole dispositive power 27,412,208; shared dispositive power 0; aggregate amount beneficially owned 27,412,208 (6.6% of the class)
  Comment: Notes to Rows 5, 7, 9 and 11: See Item 4.
- Kami Sama Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 25,467,208; shared voting power 0; sole dispositive power 27,367,208; shared dispositive power 0; aggregate amount beneficially owned 27,367,208 (6.6% of the class)
  Comment: Notes to Rows 5, 7, 9 and 11: See Item 4.

## Item 1. Issuer
Name of issuer: Bilibili Inc.
Address of issuer's principal executive offices: Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People's Republic of China.

## Item 2. Person Filing
Name of person filing: XU Yi and Kami Sama Limited (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The address of the Reporting Persons is c/o Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, 200433, People's Republic of China.
Citizenship: XU Yi is a citizen of the People's Republic of China. Kami Sama Limited is a British Virgin Islands company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

The percentage of class of securities beneficially owned by each Reporting Person is based on 80,700,010 Class Y ordinary shares and 332,615,891 Class Z ordinary shares of the Issuer outstanding as of September 26, 2025, based on the information provided by the Issuer.

The percentage of aggregate voting power for XU Yi and Kami Sama Limited, was 22.4% and 22.3%, respectively.

For each Reporting Person, the percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class Z and Class Y ordinary shares as a single class. Each holder of Class Z ordinary shares is entitled to one vote per share and each holder of Class Y ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote.
Sole power to vote or to direct the vote:
The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.

XU Yi: Represents (i) 25,467,208 Class Y ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 45,000 Class Z ordinary shares in the form of ADSs held by Mr. Xu. Kami Sama Limited is controlled by The Homur Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Yi Xu is the settlor of The Homur Trust, and Mr. Xu and his family members are the trust's beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Kami Sama Limited in the Issuer, and, except for Mr. Xu, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Xu is incapacitated, has released his authority or nominated another person to have such authority in his place.

Kami Sama Limited: Represents 25,467,208 Class Y ordinary shares held by Kami Sama Limited, a British Virgin Islands company.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition:
The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.

XU Yi: Represents (i) 25,467,208 Class Y ordinary shares and 1,900,000 Class Z ordinary shares directly held by Kami Sama Limited, a business company limited by shares incorporated in British Virgin Islands, and (ii) 45,000 Class Z ordinary shares in the form of ADSs held by Mr. Xu. Kami Sama Limited is controlled by The Homur Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr. Yi Xu is the settlor of The Homur Trust, and Mr. Xu and his family members are the trust's beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Kami Sama Limited in the Issuer, and, except for Mr. Xu, the other beneficiaries of the trust have no voting rights attached to such shares. There are certain limited circumstances in which the trustee would not be required to comply with such a direction (for example, where a direction may make the trustee subject to criminal sanction or civil liability or where a direction involves a transaction which might have an adverse impact on the reputation of the trustee). The above position would also not apply if Mr. Xu is incapacitated, has released his authority or nominated another person to have such authority in his place.

Kami Sama Limited: Represents 25,467,208 Class Y ordinary shares and 1,900,000 Class Z ordinary shares held by Kami Sama Limited, a British Virgin Islands company.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- XU Yi: /s/ XU Yi, XU Yi (10/02/2025)
- Kami Sama Limited: /s/ XU Yi, XU Yi/Director (10/02/2025)